EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2005	2004	2003	2002	2001 (a)
	(restated)	(restated)	(restated)	(restated)	(restated)
Earnings—
Pre-tax income (loss) from continuing operations	$45,287	$43,272	$19,579	$13,786	$(96,186)
Add: Allocated (gains) losses of equity investees	—	—	(40,586)	—	26,495
Fixed charges	16,649	18,449	62,324	22,824	26,100
Amortization of capitalized interest	48	180	180	182	222
Less: Interest capitalized	—	—	—	—	—

Earnings	$61,984	$61,901	$41,497	$36,792	$(43,369)

Fixed Charges—
Interest costs	$11,746	$11,386	$18,683	$17,450	$21,671
Debt extinguishment expense	—	2,099	38,836	—	—
Portion of rental expense representative of interest factor	4,903	4,964	4,805	5,374	4,429

Fixed Charges	$16,649	$18,449	$62,324	$22,824	$26,100

Ratio of Earnings to Fixed Charges	3.7	3.4	0.7	1.6	—

(a)	For the year ended December 31, 2001, earnings were inadequate to cover fixed charges by approximately $69.5 million.